Filed by Twenty-First Century Fox, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Twenty-First Century Fox, Inc.

Commission File No.: 001-32352

Transcript

Mornings with Maria

Fox Business Network

December 14th, 2017 6-9 AM

Maria Bartiromo, Host: Welcome back. Breaking news this morning: Disney and 21st Century Fox making it official. Disney will pay $52.4 billion to acquire the entertainment assets, international properties, and regional sports networks from 21st Century Fox. 21st Century Fox, of course, is the parent of the Fox Business Network, which is among the assets that Fox will hold onto, as well as Fox News, Fox Sports 1, and Fox broadcast assets. It’s an all-stock deal that will leave current Fox investors owning roughly a quarter of the new bigger Disney Company. Joining me right now by telephone is the executive chairman of 21st Century Fox, Rupert Murdoch. Rupert, thank you so much for walking us through this deal this morning. Good morning.

Rupert Murdoch: Good morning, Maria.

Maria Bartiromo: You know, we’re looking at, really, your incredible legacy and history – this caps a half a century of expansion for you, expansion in media. I guess the first question is why now? Why sell the entertainment assets in these properties today?

Rupert Murdoch: Well, you know, there’s a lot of change coming, people watch television differently – not news or business, but entertainment, that works very differently. We’re seeing that with the emergence of new companies. Silicon Valley is inevitably going to spend tens and tens of billions on entertainment programming, so it makes sense to sort of bulk up the entertainment side so that you’ve got a company that can go direct to consumer in a sort of big way.

Maria Bartiromo: The price – $52.4 billion, and then when you include the debt, $66 billion. How did you arrive at that price, Rupert? Why is that the right price?

Rupert Murdoch: Well, a lot of bargaining. Actually, it’s a little bit better than that. They said I think that’s $28; on yesterday’s price was just $29. So, it’s pretty good. And then we think the value of Fox Business and Fox News and Fox Sports and Fox broadcast adds, you know, another 20-odd billion. It’s at least—leaving out the debt side, at least 25—or at least 75 billion or $76 billion of value to our shareholders.

Maria Bartiromo: Wow, that is a big deal, Rupert. Now, the deal includes Fox’s 39% stake in satellite broadcaster Sky along with the 20th Century Fox film studio. Are you expecting to close that deal with Sky before this deal closes?

Rupert Murdoch: We’re hoping to, we expect to in the next six months, and then that one will go in and I believe that’ll increase the debt – increase the debt that goes to Disney. If it doesn’t close and they just take what we have, we’ll—I imagine they’ll decide to go ahead and make their own bid for the rest of it.

Maria Bartiromo: You know, it’s interesting that Bob Iger announced that he was going to stay on as CEO to 2021. Can you give us a sense of what’s going on in terms of the leadership of these assets? Anything new to report in that arena?

Rupert Murdoch: Their leadership is solid with Bob Iger, I made it a condition of the deal that he would stay on.

Maria Bartiromo: So that was one of the conditions that you wanted.

Rupert Murdoch: [inaudible] we didn’t want to just, you know, someone running it we didn’t know.

Maria Bartiromo: And of course, Bob Iger recently announced that Disney’s going to start a streaming service. You just said a moment ago, look, people are watching television differently, they’re consuming information and media differently. Talk a bit about that, Rupert. How do you see this business changing in the next five years, given the fact that streaming obviously has changed the dynamics, and there’s no longer must-see Thursday night or must-see Monday night. You’re watching it when you want to watch it.

Rupert Murdoch: No, there’s only must-see Fox News and must-see Fox Business.

Maria Bartiromo: That’s right, yep.

Rupert Murdoch: No, but that’s in real-time. Entertainment is more and more non-linear. We see that with the way people watch the broadcast networks. There’s no loyalty to them; there’s loyalty to individual programs. And you know, you’ve got a certain rating, you put it on a certain time. At the end of a week, that will have doubled. At the end of a month, they’ll probably re-double again. So, it’s very hard to monetize that with advertising.

Maria Bartiromo: Rupert, tell us about the assets that you’re keeping. I mean, obviously, you turned a single Australian newspaper into one of the world’s largest news empires. You’re keeping Fox News, Fox Business, the Wall Street Journal, the New York Post. What is your vision for this new company in terms of what’s left after selling the entertainment assets?

Rupert Murdoch: Well, it’s going to have a cash flow that – the new Fox, which does not include Wall Street Journal – that’s News Corporation. All the newspapers are at News Corporation.

Maria Bartiromo: Okay.

Murdoch: A separate $10 billion company. This is what came out of 21st Century Fox. The new Fox will have Fox News, Fox Business, Fox Broadcasting, Fox Sports. But the point is it will have a cash flow – at least $2 billion a year after everything. So, you know, we can see expanding that and taking other opportunities and building another great company then.

Maria Bartiromo: You know, in terms of building another great company, you say that people are watching media differently. News is completely a different animal because it’s live, it’s happening now. Was that part of your thinking in terms of keeping the news assets?

Rupert Murdoch: Yeah, that’s it exactly. And, of course, sport. They watch sport in real time.

Maria Bartiromo: Exactly. And while they’re watching sport in real time, you’ve got all these technology companies trying to get a piece of the action. Right? Amazon bidding for sports. You’ve got Netflix budget alone will be north of $7 billion next year. Is content king once again, Rupert?

Rupert Murdoch: But neither of those are in sport. The one that’s coming that’s sport is Facebook. They unsuccessfully bid just for the digital rights of half the Indian cricket for $600 million. So that was a warning shot, you know. And they’ve announced now they’re going to spend billions on sports rights. So we don’t know which country they’ll go after or what they’ll do.

Maria Bartiromo: Would you consider combining News Corp. and the remaining assets at Fox, the news assets?

Rupert Murdoch: I don’t know. I mean, ideally, yes, but I think that’s years away. We’ll have to think about it.

Maria Bartiromo: Yeah, because when you look at the media landscape changing, yeah, that’s obvious. But even more obvious is what digital has done to the newspaper business. Right?

Rupert Murdoch: Well, digital has hollowed out newspaper advertising completely. There’s not a newspaper in the world that hasn’t lost about 70 percent of its advertising. So you get cover price rises, you get digital subscriptions that papers like the Wall Street Journal are just life and death.

Maria Bartiromo: So how does the advertising landscape change? I mean, Google, Facebook keep siphoning off advertising dollars, consumers cutting the cord at an accelerating rate. Even Disney lost 12 million ESPN subs over the last few years. What’s your vision in terms of how the advertising backdrop changes in the coming years?

Rupert Murdoch: Well, I’m less and less worried about cutting the cord. It is going at a rate, but we have, you know, things like YouTube Live, which Fox News, Fox Business is on in a package worth $35. We have about 50 channels. And then we have Hulu, the new Hulu Extra, whatever they call it, with probably another 50 channels for $39. You’ve got Direct Now [indistinguishable] is now over a million subscribers. These three services alone are growing very fast and they’re almost replacing the cord cutters at the speed of the new cord cutters. I think it will catch that.

Maria Bartiromo: So is part of the reason here is because things are changing so much that scale wins at the end of the day? I mean, when you look at these entertainment assets, look 10 years down the road, do you think they will be lower valued than where they are today, given the changes in consumer habits?

Rupert Murdoch: No, I think – well, some yes, some no. I think as far as news and sports, it will always be preeminent and strong. I think that with going direct to consumer, if you’re big enough and strong enough and you’re global, which Disney will now become — the big thing about this is this gives Disney a huge footprint across Europe and India, which they don’t have now.

Maria Bartiromo: Yeah.

Rupert Murdoch: So I would be very optimistic about the future of Disney.

Maria Bartiromo: Yeah, let’s talk about the India business, Rupert, because a lot of people were saying that’s one of the crown jewels that Disney really wanted, which of course you built. And when you look across the globe, that’s a different scenario. They’re in a different growth period than where we are in the United States. How would you predict growth occurs in the coming years when you look at a place like India and Europe, which is way behind where the U.S. is in terms of this growth story?

Rupert Murdoch: Yes, well, you know, Sky is growing very well both in Britain and in Germany and in Italy are good businesses. That’s all one company. And now then go over the top into other countries like Spain. And India, of course, it’s even earlier. It’s a vast country where there are, I don’t know, seven or eight or nine languages. We have an interest in a satellite company there with over 12.5 million customers. All in all, India this year, from nothing a few years ago, will make half-a-billion dollars. And we’re very confident within three years that we’ll grow to $1 billion.

Maria Bartiromo: Wow.

Rupert Murdoch: It’ll all be to Disney’s account.

Maria Bartiromo: So size up the landscape for us now. With Disney owning the entertainment assets, that’s obviously a juggernaut there, but you’ve got Amazon in the wings, you’ve got Apple, you’ve got others – Google trying to buy content and paying out billions for it. Size up the competitive landscape when it comes to entertainment assets, Rupert.

Rupert Murdoch: Well, they’re huge companies with not much cost to capital if you look at them. I don’t know how far Amazon wants to go. It’s building their basic, their Prime, and leaves it there. I think Facebook coming in and Apple and Netflix are all, you know, going to be big players.

Maria Bartiromo: All right.

Rupert Murdoch: When Disney pull all their – and Fox pull their programs back or stop selling anything to Netflix, it will be interesting how that affects them.

Maria Bartiromo: It really will. And real quick before you go, Rupert, do you have the new name of the new company now?

Rupert Murdoch: It will be Fox.

Maria Bartiromo: Fox.

Rupert Murdoch: We may have to call if the new Fox, New Fox.

Maria Bartiromo: Great. Rupert, great to talk with you. Thanks so much for walking us through it.

Rupert Murdoch: Thank you, Maria. Good luck.

Maria Bartiromo: Okay. We will see you soon. Rupert Murdoch joining me there.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of :

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including the tax-free treatment of the transaction to 21CF’s stockholders of the distribution of shares of New Fox common stock, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF and/or Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xvii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xviii) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xix) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xx) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xxi) as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to New Fox. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of New Fox are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.